

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Michael Nugent
President
Fire from Ice, Inc
42 Brittanic Crescent
Sovereign Island, QLD
Australia 4216

> **Re: Fire from Ice, Inc**
> **Form 10-K for Fiscal Year Ended**
> **October 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-52920**

Dear Mr. Nugent:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services